Companhia Vale do Rio Doce

November 26, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION H. Roger Schwall Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010
Re:	Companhia Vale Do Rio Doce Form 20-F for the Fiscal Year Ended December 31, 2006| Filed May 16, 2007 File No. 001-15030 Response to Staff Comment Letter dated October 31, 2007

Dear Mr. Schwall:

By letter dated October 30, 2007, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 16, 2007 (the “2006 Form 20-F”) by Companhia Vale do Rio Doce (“CVRD”). This letter provides CVRD’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2006 Form 20-F.

Form 20-F for the Fiscal Year Ended 2006

Exhibits

1.		It appears that certain required exhibits are missing. As examples only:
•

You state that Arcelor Mittal accounted for 17.9% of your shipments of iron ore and pellets in 2006. Please tell us whether you have a written agreement with Arcelor Mittal and file this agreement as appropriate.

•	Please file the agreement relating to your October 2006 acquisition of a majority stake in Inco.
•

Please file the Valepar shareholders’ agreement that, among other things, allocates CVRD’s board seats, commits the Valepar shareholders to support a dividend policy by CVRD of 50% distribution of your net profit for each fiscal year, and requires the Valepar shareholders to cause their representatives on CVRD’s board to vote only in accordance with decisions made at Valepar pre-meetings.

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Companhia Vale do Rio Doce

If any exhibit has been previously filed, you can incorporate it by reference by noting that fact in the exhibit index.

We do not believe any exhibits have been omitted that are required to be filed. With respect to the specific matters mentioned in the comment:

•

CVRD and its affiliates sell iron ore and pellets to Arcelor Mittal and its affiliates pursuant to more than 15 separate supply agreements, each of which is of a type that ordinarily accompanies the kind of business CVRD conducts. Pursuant to Instruction 4(b) to Item 19 of Form 20-F, such agreements are not required to be filed unless they fall into the categories enumerated in that Instruction.

The agreements between CVRD and Arcelor Mittal do not fall within any of the enumerated categories in Instruction 4(b). In particular, these agreements do not constitute, individually or in the aggregate, contracts to sell “the major part” of CVRD’s products, so CVRD’s business is not “substantially dependent” on them within the meaning of Instruction 4(b)(ii) to Item 19 of Form 20-F.
•	There was no acquisition agreement relating to CVRD’s October 2006 acquisition of a majority stake in Inco. CVRD acquired Inco by means of a tender offer, and did not enter into a contract with Inco.
•

The shareholders of Valepar filed the shareholders' agreement as an exhibit to a Schedule 13D on September 11, 2003. CVRD is not a party to the Valepar shareholders' agreement and is not, therefore, subject to Instruction 4(a) to Item 19 of Form 20-F. Instruction 4(a) provides that material agreements should be filed “only ... if you or your subsidiary is a party ...” Moreover, the Valepar shareholders' agreement is not a “voting trust agreement” within the meaning of Instruction 3 to Item 19 of Form 20-F.

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Companhia Vale do Rio Doce

Engineering Comments

General

1.	Please disclose the commodity prices used to estimate all your reserves.

Set forth below are the three-year historical average prices for the minerals listed. In preparing the reserve data included in its 2006 Form 20-F, CVRD used price assumptions that were equal to or less than these prices.

•	Iron ore – SSF to Asia: US$0.5778 per Fe unit[1]
•	Iron ore – CJF to Asia: US$0.6008 per Fe unit[1]
•	Nickel – LME[2] spot: US$17,614 per metric ton
•	Copper – LME[2] spot: US$4,423 per metric ton
•	Bauxite – realized sales prices: US$28.95 per metric ton
•	Platinum – NYMEX[3]: US$961.90 per ounce
•	Palladium – Metal Bulletin: US$250.40 per ounce
•	Cobalt – Metal Bulletin: US$18.70 per pound
•	Manganese – CRU: US$95.50 per metric ton
•	Kaolin – realized sales prices: US$148.72 per metric ton
•	Potash – realized sales prices: US$208.51 per metric ton

_____________

1 Reference prices

2 London Metal Exchange

3 New York Metal Exchange

In future filings on Form 20-F, CVRD will provide similar information concerning the three-year historical average prices for these minerals, together with an explanation of how the commodity price assumptions used in estimating reserves relate to those three-year averages.

Coal, page 52

2.

Please disclose the BTU or the metric heat equivalent content of your coal reserves. In addition please disclose the historic coal price for your primary coal market area for the last five years and display it within your filing as a chart or a graph.

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Companhia Vale do Rio Doce

Although CVRD is developing several coal projects and has a minority interest in two small coal and coke producers that are accounted for under the equity method, none of CVRD’s consolidated subsidiaries at December 31, 2006 produced coal in fiscal year 2006.

In April 2007, CVRD concluded the acquisition of 100% of the coal producer AMCI Holdings Australia Pty – AMCI HA (renamed CVRD Australia) for US$656 million. Accordingly, in its future filings on Form 20-F, CVRD will disclose coal reserve information, including the BTU or metric heat equivalent content as well as historical coal prices.

Bauxite, page 54

3.

Please review the reconciliation for your bauxite production as compared to your bauxite reserves. It appears that the MRN reconciliation only addressed the Almeidas mine and not the other mines/operations. Please include the recent mine production in your reconciliation discussion and table.

As noted in the Staff's comment, the reconciliation discussion on page 54 of the 2006 Form 20-F inadvertently recited the reserve figures for the Almeidas mine only rather than the reserve figures for MRN as a whole. As shown in the table on page 54, MRN’s total bauxite reserves decreased from 88.9 to 73.6 million tons in 2006, primarily reflecting mining depletion. CVRD will include disclosure related to overall bauxite production in its reconciliation in future filings. Disclosure of MRN's overall bauxite production is given in the first paragraph of the section on bauxite on page 54. In future filings, CVRD will continue to include information concerning mine production in its reconciliation discussion, and it will also include this information in the table.

We expect the table to be presented in substantially the following format in future filings:

		Production for the year ended December 31, (1)			Proven and probable reserves as of December 31, (2)
					Type	2005		2006
	Projected exhaustion date	2004	2005	2006		Ore tonnage	Grade	Ore tonnage	Grade
MRN		(thousand metric tons)				(million metric tons)	(% Al203)	(million metric tons)	(% Al203)
Almeidas	2009	8.8	9.4	8.4	Open pit	11.7	51.2	6.7	50.7
Aviso	2012	11.5	12.5	12.0	Open pit	48.2	51.1	40.2	51.1
Bacaba	2011	--	--	--	Open pit	6.2	53.1	6.2	53.1
Saracá V	2010	3.7	2.6	1.6	Open pit	5.7	47.2	4.8	48.1
Saracá W	2015	--	--	3.2	Open pit	17.1	50.3	15.7	49.3
Total		24.0	24.5	25.2		88.9	50.8 (3)	73.6	50.7

(1)	Production figures are in wet, run-of-mine (ROM). Average product recovery after beneficiation was 73%.
(2)	CVRD’s ownership of MRN’s bauxite reserves is 40%.
(3)	Expressed as dry product metric tons. Recovery of dry product from dry ROM bauxite ranges from 69-82%, depending on the deposit, with a weighted average of 74%.

* * * * *

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Companhia Vale do Rio Doce

CVRD hereby acknowledges that CVRD is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that CVRD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar or Mark Adams at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Marcus Vinícius Dias Severini

Marcus Vinícius Dias Severini

Chief Officer of Accounting and Control

cc:	John Madison, Attorney, Division of Corporation Finance
Anne Nguyen Parker, Legal Branch Chief
George Schuler, Mining Engineer

Securities and Exchange Commission

Nicolas Grabar
Mark A. Adams

Cleary Gottlieb Steen & Hamilton LLP

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